Exhibit (a)(13)



News Release
                                                                      Contact:
                                       William R. (Todd) Fowler (800) 988-4304


                     SECURITY CAPITAL COMPLETES ACQUISITION
                        OF HOMESTEAD VILLAGE INCORPORATED


CHICAGO (June 8, 2000) - Security Capital Group Incorporated (NYSE: SCZ) today announced that it has completed the merger of Homestead Village Incorporated (NYSE: HSD), an extended-stay lodging company with 136 facilities in 28 states. As a result, Homestead becomes a wholly owned subsidiary of Security Capital. All outstanding shares of Homestead common stock and the associated preferred share purchase rights (other than shares held by Security Capital and its subsidiaries) were converted into the right to receive $4.10 per share in cash.

Security Capital Group Incorporated is an international real estate research, investment and operating management company. Security Capital operates its business through two divisions. The Capital Division provides operational and capital deployment oversight to direct and indirect investments in real estate operating companies, generating earnings principally from its ownership of these affiliates. Currently, the Capital Division has investments in 16 real estate operating companies. The Financial Services Division generates fees principally from capital management and capital markets activities. The principal offices of Security Capital and its directly owned affiliates are in Amsterdam, Atlanta, Brussels, Chicago, Denver, El Paso, Houston, London, Luxembourg, New York and Santa Fe.


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